
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION


In the Matter of UBS AG c/o UBS Investment Bank 677 Washington Boulevard Stamford, CT 06901 UBS IB Co-Investment 2001 GP Limited c/o UBS Investment Bank 677 Washington Boulevard Stamford, CT 06901 UBS Financial Services Inc. 1200 Harbor Boulevard Weehawken, NJ 07086 UBS Alternative and Quantitative Investment LLC 677 Washington Boulevard Stamford, CT 06901 UBS Willow Management, L.L.C. UBS Eucalyptus Management, L.L.C. UBS Juniper Management, L.L.C. 299 Park Ave., 29th Floor New York, NY 10171 UBS Global Asset Management (Americas) Inc. One North Wacker Drive Chicago, IL 60606 UBS Global Asset Management (US) Inc. 1285 Avenue of the Americas, 12th Floor New York, NY 10019	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No. [ ]

UBS 9(c)

UBS AG, UBS IB Co-Investment 2001 GP Limited ("ESC GP"), UBS Financial Services Inc. ("UBSFS"), UBS Alternative and Quantitative Investment LLC ("UBS Alternative"), UBS Willow Management, L.L.C. ("UBS Willow"), UBS Eucalyptus Management, L.L.C. ("UBS Eucalyptus"), UBS Juniper Management, L.L.C. ("UBS Juniper"), UBS Global Asset Management (Americas) Inc. ("UBS Global AM Americas") and UBS Global Asset Management (US) Inc. ("UBS Global AM US"), (each an "Applicant" and collectively the "Applicants"),[1] each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the "Act"), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the "Commission") on this application ("Application") for permanent exemption (the "Temporary Order") and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the "Permanent Order," and together with the Temporary Order, the "Orders") in respect of a permanent injunction entered against UBS Financial Services, Inc. (the "Settling Firm").[2]

As set forth below, the Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to over one hundred management investment companies registered under the Act or series thereof ("Funds") and employees' securities companies ("ESCs"), and as principal underwriter (as defined in Section 2(a)(29) of the Act) to eleven open-end registered investment companies under the Act ("Open-End Funds") (such activities, collectively, "Fund

---

[1]   A list of the registered investment companies to which the Applicants serve as investment adviser, sub-adviser, manager, or principal underwriter as of December 31, 2010 (or March 31, 2011 in the case of UBS Global AM Americas and UBS Global AM US) is contained in Annex A.

[2]   The Settling Firm was known as UBS PaineWebber during a large portion of the time period during which the allegations described below occurred.

Service Activities").[3] While no existing company of which the Settling Firm is an "affiliated person" within the meaning of Section 2(a)(3) of the Act ("Affiliated Person") (other than the Applicants) currently serves as an investment adviser or depositor of any investment company registered under the Act ("RIC") or ESC, or principal underwriter for any Open-End Fund, unit investment trust registered under the Act ("UIT"), or face-amount certificate company registered under the Act ("FACC"), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the "Covered Persons"). Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.   Background

A.   Applicants

UBS AG, a company organized under the laws of Switzerland, is a Swiss-based global financial services firm. UBS AG and its subsidiaries provide global wealth management, securities, and retail and commercial banking services. UBS AG serves as investment manager to two ESCs.

ESC GP, a company established under the laws of the Cayman Islands, is the general partner of the ESCs and provides investment advisory services to the ESCs. ESC GP is a direct, wholly owned subsidiary of UBS AG. The ESCs were established to provide investment opportunities for highly compensated key employees, officers, directors and current consultants of UBS AG and its affiliates.

---

[3]   None of the Applicants act as investment adviser, depositor or principal underwriter to registered face-amount certificate companies or registered unit investment trusts.

UBSFS is a corporation organized under the laws of Delaware. UBSFS provides a wide range of wealth management services, including financial planning and wealth management consulting, asset-based and advisory services and transaction-based services to clients in the United States and throughout the world. UBSFS is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). UBSFS is an indirect, wholly-owned subsidiary of UBS AG.

UBS Alternative, a Delaware limited liability company, is a wholly-owned subsidiary of UBS AG. UBS Alternative is the investment adviser to the Funds listed in Part 1-A of Annex A. The assets under management of the Funds for which UBS Alternative provides investment advisory services is approximately $1,487,227,863 as of December 31, 2010.

UBS Alternative is also managing member of UBS Willow, UBS Eucalyptus, and UBS Juniper (collectively, the "UBS Alternative Managers"), each of which is a Delaware limited liability company registered as an investment adviser under the Advisers Act. The UBS Alternative Managers are each indirect, majority-owned subsidiaries of UBS AG. The UBS Alternative Managers are investment advisers to the Funds listed in Part 1-B of Annex A. The assets under management of the Funds for which the UBS Alternative Managers provide investment advisory services is approximately $271,828,668 as of December 31, 2010.

UBS Global AM US and UBS Global AM Americas are corporations organized under the laws of Delaware. UBS Global AM Americas is registered as an investment adviser under the Advisers Act. UBS Global AM US is registered under the Exchange Act as a broker-dealer. UBS Global AM US and UBS Global AM Americas are each indirect, wholly owned subsidiaries of UBS AG. UBS Global AM Americas provides investment advisory services to the Funds listed in Part 2 of Annex A. The assets under management of the Funds for which

UBS Global AM Americas provides investment advisory services is approximately

$88,281,016,030 as of March 31, 2011. UBS Global AM US serves as principal underwriter to

the Open-End Funds listed in Part 3 of Annex A.

B. **The Consent and Injunction**

On [————————],May 4, 2011, the Commission filed a complaint (the

"Complaint") against the Settling Firm in the District Court of New Jersey (the "District Court")

in a civil action captioned <u>Securities and Exchange Commission v. UBS Financial Services, Inc.</u>

The Complaint concerns the conduct of certain former employees of the Settling Firm with

respect to the temporary investment of proceeds of tax-exempt municipal securities in

reinvestment products such as guaranteed investment contracts, repurchase agreements, and

forward purchase agreements. Beginning in 2000 and continuing through 2004, the former

employees are alleged to have participated in conduct in connection with the competitive bidding

for these products that involved the steering of business to the Settling Firm and the submission

of purposefully non-winning bids in the Settling Firm's capacity as a reinvestment provider, and

the steering of business to other firms in the Settling Firm's capacity as a bidding agent. These

practices are alleged to have affected the prices for certain of the reinvestment products at issue

and the certifications required under applicable Treasury regulations. The business unit in which

the former employees were employed was closed by the Settling Firm in June 2008. The

Complaint alleges that the Settling Firm violated Section 15(c) of the Exchange Act.

In settlement of this action, the Settling Firm submitted an executed Consent of the

Defendant UBS Financial Services, Inc. (the "Consent"). In the Consent, solely for the purpose

of proceedings brought by or on behalf of the Commission or in which the Commission is a party, the Settling Firm agreed to consent to the entry of a final judgment as described below, without admitting or denying allegations made in the above-captioned proceeding.

On [—————————],May 6, 2011, the District Court entered a judgment against the Settling Firm (the "Judgment")[4] that restrained and enjoined the Settling Firm and its agents, servants, employees, attorneys and all persons in active concert or participation with them who receive actual notice of the Judgment from violating, directly or indirectly, Section 15(c) of the Exchange Act (the "Injunction"). Additionally, pursuant to the Judgment, the Settling Firm will pay disgorgement of and prejudgment interest of $14,707,180.00 to the Commission as well as a civil penalty of $32,500,000.00.

II.   Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined by any court of competent jurisdiction from, among other things, "acting as an underwriter, broker [or] dealer . . . or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security." Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any "affiliated person" of which is disqualified under the provisions of section 9(a)(2). "Affiliated person" is defined in Section 2(a)(3) of the Act to include, among others,

---

[4]   *[Insert Citation]*Securities and Exchange Commission v. UBS Financial Services Inc., Case No. 11-cv-2539-WJM (D.N.J. May 6, 2011).

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, sub-adviser or depositor for any RIC or ESC subject to Section 9 or as a principal underwriter for any Open-End Fund, FACC or UIT. The entry of the Judgment would result in a disqualification of each Applicant under Section 9(a)(3) because the Settling Firm is an Affiliated Person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would, upon entry of the Judgment, become subject to an injunction described in Section 9(a)(2). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a RIC or ESC subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).[5]

---

[5]   *Cf.* Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

III. Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A. Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting as an investment adviser or depositor of any RIC or ESC, or principal underwriter for any Open-End Fund, UIT or FACC. The alleged conduct giving rise to the Injunction similarly did not involve any RIC or ESC with respect to which the Settling Firm engaged in Fund Service Activities. The legislative history of Section 9 indicates that the purpose of the Section "was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities."[6] At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC or ESC would have to be deprived of its management or an Open-End Fund of its distribution because of alleged violations that are not even remotely related to the manager's or distributor's Fund Service Activities. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving the RICs, the ESCs and their shareholders.

---

[6] Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.   **Hardships on the RICs and their Shareholders**

The inability of the Applicants that serve as investment adviser or sub-adviser to the Funds (the "Adviser Applicants") to continue providing such services to Funds would result in the Funds and their shareholders facing potential hardship.[7] Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds' assets and could increase the Funds' expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the boards of directors of the Funds; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the

---

[7]   The Adviser Applicants are UBS Alternative, the UBS Alternative Managers, and UBS Global AM Americas.

shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial

detriment of the Funds and their shareholders.

Similarly, the inability of UBS Global AM US (the only Applicant that currently serves

as a principal underwriter to Open-End Funds) to continue to serve in that capacity would result

in potential hardship to the Open-End Funds and their shareholders. Neither the protection of

investors nor the public interest would be served by permitting the Section 9(a) disqualifications

to apply to UBS Global AM US because to do so would deprive the shareholders of those Open-

End Funds of the services they selected in investing in the Open-End Funds. In addition, the

Open-End Funds would have to expend time and other resources to engage one or more

substitute principal underwriters, which would not, in any event, replicate the selling network

established by UBS Global AM US. The prohibitions of Section 9(a) could, therefore, operate to

the detriment of the financial interests of such Open-End Funds and their shareholders.

C.   **Adverse Effect on Applicants and the ESCs**

If the Adviser Applicants were barred under Section 9(a) from providing investment

advisory services to Funds and were unable to obtain the requested exemption, the effect on their

businesses and employees would be severe. The Adviser Applicants have committed substantial

capital and other resources to establishing expertise in advising and sub-advising Funds.

Without relief under Section 9(c), the Adviser Applicants would be prevented from offering

advisory services that represent a valuable part of the total financial services they offer. In the

case of certain Adviser Applicants, the effects would be particularly dire, as investment advisory

activities represent a very substantial part of their business.

Similarly, if UBS Global AM US was barred under Section 9(a) from continuing to

provide underwriting services to the Open-End Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. UBS Global AM US has committed substantial capital and other resources to establish expertise in underwriting the securities of Open-End Funds and to establish networks to distribute Open-End Fund shares. Without relief under Section 9(c), UBS Global AM US would be prevented from offering Open-End Fund share distribution services that present a valuable part of the total financial services it offers.

Prohibiting the Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. Approximately 550 employees of the Applicants are actively involved in the provision of Fund Service Activities. Many of these employees could experience significant difficulties in finding alternative, fund-related employment. For these reasons, the imposition of the Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.

Disqualifying UBS AG and ESC GP from continuing to provide investment advisory services as investment adviser or general partner to the ESCs is not in the public interest or in furtherance of the protection of investors.[8] It would not be consistent with the purposes of the employees' securities company provisions of the Act or the representations made in the ESC Application to require another entity not affiliated with UBS AG to manage the ESCs. In addition, participating employees of UBS AG and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of UBS AG.

---

[8]   UBS AG and ESC GP are the only Applicants that currently serve as investment advisers to ESCs.

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the remedial actions that the Settling Firm will take to address the activity alleged in the Complaint.

D.   Absence of Any Connection Between the
**   Alleged Conduct and Applicants' Fund Service Activities**

The conduct alleged in the Complaint did not involve any of the Applicants' Fund Service Activities. The Settling Firm does not serve in any of the capacities described in section 9(a) of the Act. Similarly, the alleged conduct giving rise to the Injunction did not involve any Fund or ESC with respect to which the Applicants provided Fund Service Activities.

E.   No Involvement of Applicants' Personnel

Applicants note that (i) none of the current or former directors, officers or employees of the Applicants (other than the Settling Firm) had any knowledge of, or had any involvement in, the conduct alleged in the Complaint; (ii) the personnel at the Settling Firm who were involved in the violations alleged in the Complaint are no longer employed by the Settling Firm, the personnel have had no, and will not have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act, and the business unit in which the former employees were employed was closed by the Settling Firm in June 2008; and (iii) because the personnel of the Applicants (other than the Settling Firm) did not have any involvement in the alleged misconduct, shareholders of those RICs and ESCs were not affected any differently than if those RICs and ESCs had received services from any other non-affiliated investment adviser or principal underwriter.

F.   Remedial Actions to Address the Conduct Alleged in the Complaint

After extensive investigation, the Commission staff and the Settling Firm have negotiated a settlement reflected in the Complaint, the Consent and the Judgment. The Settling Firm has agreed to comply with several undertakings pursuant to the Consent and Judgment, including the following: (i) an injunction against future violations of Section 15(c) of the Exchange Act and (ii) a disgorgement payment. The Settling Firm has also entered into an agreement with the Internal Revenue Service ("IRS") with respect to the alleged misconduct. As part of that agreement, the IRS has agreed that it will not call into question the tax exempt status of any municipal bond issuance based on the alleged misconduct of the Settling Firm.

As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

G.   Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute to the boards of directors ("Boards") of the Funds written materials describing the circumstances that led to the Injunction, any impact on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities, including the directors who are not "interested persons" of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds' Boards with all information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

H.   Applicants' Prior Section 9(c) Orders

UBS AG and other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to certain cross-border activities by UBS AG.[9] The complaint giving rise to this matter alleged, among other things, that from at least 1999 through 2008, UBS AG acted as an unregistered broker-dealer and investment adviser to thousands of United States clients by providing cross-border brokerage and investment advisory services to those clients largely through individuals known as client advisors. The complaint alleged that UBS AG violated Section 15(a) of the Exchange Act and Section 203(a) of the Advisers Act.

UBS AG and the other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to the marketing and sale of auction rate securities ("ARS") by UBS Securities LLC ("UBS Securities"), an affiliate of UBS AG, and UBSFS.[10] The complaint giving rise to this matter alleged, among other things, that UBS Securities and UBSFS misled tens of thousands of their customers regarding the fundamental nature and increasing risks associated with ARS that UBS Securities and UBSFS underwrote, marketed and sold. The complaint alleged that UBS Securities and UBSFS violated Section 15(c) of the Exchange Act.

UBS Securities and certain other Applicants previously obtained an exemptive order under Section 9(c) of the Act in relation to research analyst conflicts of interest.[11] The complaint giving rise to this matter alleged that UBS Securities violated Section 17(b) of the Securities Act of 1933 (the "Securities Act"), NYSE Rules 342, 401, 472 and 476 and NASD Rules 2110, 2210

---

[9]   In the Matter of UBS AG, et al.; Notice and Temporary Order, Inv. Co. Act Rel. No. 28652 (March 19, 2009); Order, Inv. Co. Act Rel. No. 28695 (April 14, 2009).

[10]   In the Matter of UBS Securities LLC et al., Notice and Temporary Order, Inv. Co. Act Rel. No. 28569 (Dec. 23, 2008); Order, Inv. Co. Act Rel. No. 28606 (Jan. 16, 2009).

[11]   In the Matter of UBS Securities LLC et al., Notice, Inv. Co. Act Rel. No. 26245 (Oct. 31, 2003); Order, Inv. Co. Act Rel. No. 27047 (Aug. 25, 2005).

and 3010 by engaging in acts and practices that created or maintained inappropriate influence by UBS Securities' investment banking business over the research analysts in UBS Securities' research department.

In addition, when UBSFS was known as PaineWebber, it obtained two exemptive orders under Section 9(c). The exemptions were granted in 1990 and 1994 with respect to issues unrelated to this Application.

On May 23, 1990, PaineWebber filed an application, amended June 13, 1990, pursuant to Section 9(c), with respect to the employment of three individuals subject to a securities-related injunction. The Commission found that PaineWebber was unaware of the significance of the injunctions, and that the conduct that precipitated the injunctions was unrelated to the provision of investment advice or to acting as depositor or underwriter for any RIC. The Commission granted the 1990 application, and exempted PaineWebber from the disqualification provisions of Section 9(c) with respect to the employment of three individuals who were subject to securities-related injunctions.[12]

On December 12, 1994, PaineWebber filed an application, amended December 16, 1994, pursuant to Section 9(c), seeking an exemption for the purposes of employing an individual subject to a securities-related injunction. The individual, Stanley S. Trotman, had consented to the entry of a final judgment and order of permanent injunction on or about December 19, 1985 in an action commenced by the Commission. The Commission's complaint had alleged that Mr. Trotman, while employed for Drexel Burnham Lambert Group ("Drexel"), had violated Sections 17(a)(2) and (3) of the Securities Act in connection with Drexel's due diligence investigation for the underwriting of approximately $25.6 million of securities issued by Flight Transportation

---

[12] In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 17588 (July 16, 1990); Order, Inv. Co. Act Rel. No. 17789 (Oct. 10, 1990).

Corporation in June 1982. Prior 9(c) waivers had been requested and granted on Mr. Trotman's

behalf in conjunction with his continued employment at Drexel,[13] and subsequent employment at

Kidder Peabody & Co. Incorporated.[14] On December 19, 1994, the Commission issued a

temporary order under Section 9(c) granting PaineWebber relief from the prohibitions of Section

9(a) resulting from the injunction and on January 13, 1995, the Commission granted

PaineWebber a permanent order under Section 9(c).[15]

Because these previously obtained Section 9(c) orders were necessitated by actions

brought by the Commission involving facts and circumstances that do not bear on this

Application, they have little, if any, relevance to whether this Application should be granted.

Rather, this Application should be evaluated on its own merits, and granted for the reasons

discussed above.

I.   **Applicants' Condition**

The Applicants agree that any order granted by the Commission pursuant to this

Application will be subject to the following condition:

> Any temporary exemption granted pursuant to the Application
> shall be without prejudice to, and shall not limit the Commission's
> rights in any manner with respect to, any Commission
> investigation of, or administrative proceedings involving or
> against, Covered Persons, including, without limitation, the
> consideration by the Commission of a permanent exemption from
> section 9(a) of the Act requested pursuant to the Application or the
> revocation or removal of any temporary exemptions granted under
> the Act in connection with the Application.

---

[13]   See In the Matter of Drexel Burnham Lambert Inc., Notice, Inv. Co. Act Rel. No. 14862 (Dec. 20, 1985);
Order, Inv. Co. Act Rel. No. 14954 (Feb. 24, 1986).

[14]   See In the Matter of Kidder, Peabody & Co. Incorporated, Notice, Inv. Co. Act Rel. No. 17509 (May 24,
1990); Order, Inv. Co. Act Rel. No. 17545 (June 20, 1990).

[15]   In the Matter of PaineWebber Incorporated, Notice, Inv. Co. Act Rel. No. 20785 (Dec. 19, 1994); Order, Inv.
Co. Act Rel. No. 20838 (Jan. 13, 1995).

J.   Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in

Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the

Covered Persons, for the entry of the Orders by the Commission.

IV.   Authorization

Pursuant to rule 0-2(f) under the Act, the Applicants state that their addresses are as

indicated on the cover page of this Application and further state that all communications or

questions concerning this Application should be directed to:

> *UBS AG*
> *UBS IB Co-Investment 2001 GP Limited*
>
> [————————————————]
> Karen Yen
> UBS AG
> 1285 Avenue of the Americas
> New York, NY 10019
>
> *UBS Global Asset Management (Americas) Inc.*
> *UBS Global Asset Management (US) Inc.*
>
> Mark F. Kemper
> UBS AG
> One North Wacker Drive
> Chicago, IL 60606
>
> *UBS Financial Services Inc.*
>
> Ilene Marquardt
> Senior Deputy General Counsel
> UBS Financial Services Inc.
> 1200 Harbor Boulevard
> Weehawken, NJ 07086
>
> *UBS Alternative and Quantitative Investments LLC*
> *UBS Willow Management, L.L.C.*
> *UBS Eucalyptus Management, L.L.C.*
> *UBS Juniper Management, L.L.C.*

[_____]
James Hnilo
UBS AG
One North Wacker Drive
Chicago, IL 60606

with a copy to:

Kenneth J. Berman
Debevoise & Plimpton LLP
555 13th Street NW
Washington, DC 20004
(202) 383-8000

The Applicants request that the Commission issue the requested Orders pursuant to rule

0-5 under the Act without conducting a hearing.

Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of

each Applicant's governing instruments, the responsibility for the management of its affairs and

business is vested in its Chief Executive Officer, Board of Directors, officers or other governing

body, as applicable. Each Applicant represents that the undersigned individual is authorized to

file this Application in its name and on its behalf. The certifications required by rule 0-2(c)(l)

under the Act are attached as Exhibits A-1 through A-11 9 of this Application, and the

verifications required by rule 0-2(d) under the Act are included in the signature pages to this

Application.

The Applicant named below has caused this Application to be duly signed on its behalf on ~~the [*Insert date*   ].~~ May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS AG

By: /s/ Mark Shelton _____
Name: Mark Shelton
Title: General Counsel, Americas

UBS AG

By: /s/ Karen Yen_____
Name: Karen Yen
Title: Executive Director and Counsel

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on ~~the~~ _____.May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS IB CO-INVESTMENT 2001 GP LIMITED

By: /s/ Brian Burkholder_____
Name: Brian Burkholder
Title: Director

The Applicant named below has caused this Application to be duly signed on its behalf on the ~~———————————~~ May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS FINANCIAL SERVICES INC.

By: /s/ Ilene Marquardt _____
Name: Ilene Marquardt
Title: Managing Director
          Sr. Deputy General Counsel

UBS FINANCIAL SERVICES INC.

By: /s/ Jonathan Eisenberg _____ ~~————~~
Name: Jonathan Eisenberg
Title: Managing Director
          General Counsel

The Applicant named below has caused this Application to be duly signed on its behalf on ~~the [_____Insert date_____]~~.May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By: /s/ Bill Ferri_____

Name: Bill Ferri
Title: Chief Executive Officer

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By: /s/ Shaun O'Brien_____
Name: Shaun O'Brien
Title: Controller

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on ~~the [____Insert date____].~~May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS WILLOW MANAGEMENT, L.L.C.

~~By:~~ _____

By: UBS Alternative and Quantitative Investments
         LLC, its managing member

By: /s/ Bill Ferri_____
Name: Bill Ferri
Title: Chief Executive Officer
         UBS Alternative and Quantitative Investments LLC

The Applicant named below has caused this Application to be duly signed on its behalf on ~~the [_____Insert date_____].~~May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS EUCALYPTUS MANAGEMENT, L.L.C.

~~By:~~ _____

By: UBS Alternative and Quantitative Investments
         LLC, its managing member

By: /s/ Bill Ferri_____
Name:
~~Title:~~ Bill Ferri
Title: Chief Executive Officer
         UBS Alternative and Quantitative Investments LLC

UBS 9(c)

The Applicant named below has caused this Application to be duly signed on its behalf on ~~the [_____Insert date_____].~~May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS JUNIPER MANAGEMENT, L.L.C.

~~By: _____~~

By: UBS Alternative and Quantitative Investments
         LLC, its managing member

By: /s/ Bill Ferri_____
Name: Bill Ferri
Title: Chief Executive Officer
         UBS Alternative and Quantitative Investments LLC

The Applicant named below has caused this Application to be duly signed on its behalf on ~~the [*Insert date*   ].~~May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

        UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By: /s/ Mark F. Kemper_____

        Name: Mark F. Kemper

        Title: Managing Director, Secretary and

        Chief Legal Counsel

        UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By: ~~_____~~/s/ Michael J. Calhoun_____

Name: Michael J. Calhoun

Title: Executive Director

The Applicant named below has caused this Application to be duly signed on its behalf on ~~the [*Insert date*   ].~~ May 9, 2011. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By: /s/ Mark F. Kemper
                          Name: Mark F. Kemper
                                    ~~Title:~~ Title: Managing
Director, Secretary and
        Chief Legal Counsel

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By: ———— /s/ Michael J. Calhoun
Name: Michael J. Calhoun
Title: Executive Director

Authorization

Officer's Certificate

The undersigned, being duly elected ~~US Counsel~~Director of UBS AG ("UBS AG"), does hereby certify that this Application is signed by [___*Insert Name on Sig Page___*], elected [___*Insert Office of Sig Page___*] of UBS AG, and [___*Insert Name on Sig Page___*], elected [___*Insert Office of Sig Page___*]Mark Shelton, elected General Counsel, Americas of UBS AG, and Karen Yen, elected Executive Director and Counsel of UBS AG, pursuant to the general authority vested in them as such under Article X of the organization regulations of UBS AG.

IN WITNESS WHEREOF, I have set my hand this ~~_____~~May 9, 2011.

UBS AG

By: /s/ Jane Nutson _____
Name: ~~Sarah M. Starkweather~~Jane Nutson
Title: ~~US Counsel, Group Legal~~Director

Authorization

Officer's Certificate

The undersigned, being duly appointed General Counsel of UBS Financial Services Inc. ("UBSFS"), does hereby certify that this Application is signed by Ilene Marquardt, elected Managing Director and Sr. Deputy General Counsel of UBSFS, and Jonathan Eisenberg, elected General Counsel of UBSFS, pursuant to the general authority vested in them as such under UBS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this ⸺⸺⸺⸺⸺.May 9, 2011.

UBS FINANCIAL SERVICES INC.

By: /s/ Mark Shelton_____
Name: Mark Shelton
Title: General Counsel

Authorization

Officer's Certificate

The undersigned, being duly appointed [~~*Insert Position*~~]Managing Director of UBS Alternative and Quantitative Investments LLC ("UBS Alternative"), does hereby certify that this Application is signed by [~~*Insert Name on Sig Page*~~], elected [~~*Insert Office of Sig Page*~~]Bill Ferri, elected Chief Executive Officer of UBS Alternative and Shaun O'Brien, elected Controller of UBS Alternative, pursuant to the general authority vested in him or her as such under [~~*Insert authorizing document*~~]UBS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this [~~*Insert Date*~~].May 9, 2011.

UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC

By: /s/ James Hnilo _____
Name: James Hnilo
Title: Managing Director

Authorization

Officer's Certificate

The undersigned, being duly appointed [____*Insert Position____*]Managing Director of UBS Alternative and Quantitative Investments LLC ("UBS Alternative"), managing member of UBS Willow Management, L.L.C. ("UBS Willow"), does hereby certify that this Application is signed by [____*Insert Name on Sig Page____*], elected [____*Insert Office of Sig Page____*] of UBS Willow,Bill Ferri, elected Chief Executive Officer of UBS Alternative, on behalf of UBS Willow pursuant to the general authority vested in him or her as such under [____*Insert authorizing document____*]Chief Executive Officer of the managing member of UBS Willow.

IN WITNESS WHEREOF, I have set my hand this [____*Insert Date____*].May 9, 2011.

UBS WILLOW MANAGEMENT, L.L.C.

By: UBS Alternative and Quantitative Investments
         LLC, its managing member

By: /s/ James Hnilo _____
                              Name: James Hnilo
                              Title: Managing
Director
            UBS Alternative and Quantitative Investments LLC

Authorization

Officer's Certificate

The undersigned, being duly appointed [____*Insert Position*____] Managing Director of UBS Alternative and Quantitative Investments LLC ("UBS Alternative"), managing member of UBS Eucalyptus Management, L.L.C. ("UBS Eucalyptus"), does hereby certify that this Application is signed by [____*Insert Name on Sig Page*____], elected [____*Insert Office of Sig Page*____]Bill Ferri, elected Chief Executive Officer of UBS Alternative, on behalf of UBS Eucalyptus, pursuant to the general authority vested in him or her as such under [____*Insert authorizing document*____]Chief Executive Officer of the managing member of UBS Eucalyptus.

IN WITNESS WHEREOF, I have set my hand this [____*Insert Date*____].May 9, 2011.

UBS EUCALYPTUS MANAGEMENT, L.L.C.

By: UBS Alternative and Quantitative Investments
          LLC, its managing member

By: /s/ James Hnilo _____
                           Name: James Hnilo
                           Title: Managing Director
                       UBS Alternative and Quantitative Investments LLC

Authorization

Officer's Certificate

The undersigned, being duly appointed [____*Insert Position____*]Managing Director of UBS Alternative and Quantitative Investments LLC ("UBS Alternative"), managing member of UBS Juniper Management, L.L.C. ("UBS Juniper"), does hereby certify that this Application is signed by [____*Insert Name on Sig Page____*], elected [____*Insert Office of Sig Page____*] of UBS Juniper,Bill Ferri, elected Chief Executive Officer of UBS Alternative, on behalf of UBS Juniper pursuant to the general authority vested in him or her as such under [____*Insert authorizing document____*]Chief Executive Officer of the managing member of UBS Juniper.

IN WITNESS WHEREOF, I have set my hand this [____*Insert Date____*].May 9, 2011.

UBS JUNIPER MANAGEMENT, L.L.C.

By: _____

By: UBS Alternative and Quantitative Investments
         LLC, its managing member

By: /s/ James Hnilo _____
                              Name: James Hnilo
                              Title:
_____Managing
Director
         UBS Alternative and Quantitative Investments LLC

UBS 9(c)

Authorization

Officer's Certificate

The undersigned, being duly elected [~~_____Insert Position_____~~]Assistant Secretary and Director of UBS Global Asset Management (Americas) Inc. ("UBS Global AM Americas"), does hereby certify that this Application is signed by [~~_____Insert Name on Sig Page_____~~], elected [~~_____Insert Office of Sig Page_____~~]Mark F. Kemper, elected Managing Director, Secretary and Chief Legal Counsel of UBS Global AM Americas, and [~~_____Insert Name on Sig Page_____~~], elected [~~_____Insert Office of Sig Page_____~~]Michael J. Calhoun, elected Executive Director of UBS Global AM Americas, pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.

IN WITNESS WHEREOF, I have set my hand this [~~_____Insert Date_____~~].May 9, 2011.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By: /s/ Emily Kenna _____

Name: Emily Kenna

Title: Assistant Secretary and Director

Authorization

Officer's Certificate

The undersigned, being duly elected [~~Insert Position~~]Assistant Secretary and Director of UBS Global Asset Management ("UBS Global AM US"), does hereby certify that this Application is signed by [~~Insert Name on Sig Page~~], elected [~~Insert Office of Sig Page~~]Mark F. Kemper, elected Managing Director, Secretary and Chief Legal Counsel of UBS Global AM US, and [~~Insert Name on Sig Page~~], elected [~~Insert Office of Sig Page~~]Michael J. Calhoun, elected Executive Director of UBS Global AM US, pursuant to the general authority vested in them as such under the UBS Global Asset Management Authorized Signature Policy.

IN WITNESS WHEREOF, I have set my hand this [~~Insert Date~~].May 9, 2011.

UBS GLOBAL ASSET MANAGEMENT (US) INC.

By: /s/ Emily Kenna_____
Name: Emily Kenna
Title: Assistant Secretary and Director

UBS 9(c)

Authorization

Officer's Certificate

The undersigned, being duly elected Director of UBS IB Co-Investment 2001 GP Limited ("ESC GP"), does hereby certify that this Application is signed by Brian Burkholder, elected Director of ESC GP, pursuant to the general authority vested in him or her as such under the Articles of Association.

IN WITNESS WHEREOF, I have set my hand this ⸺⸺⸺⸺⸺.May 9, 2011.

UBS IB CO-INVESTMENT 2001 GP LIMITED

By: /s/ Darren Stainrod
Name: Darren Stainrod
Title: Director

UBS 9(c)

DRAFT

Part 1-A

Funds for Which UBS Alternative Provides Investment Management Services

O'Connor Fund of Funds: Long/Short Credit Strategies LLC
UBS Equity Opportunity Fund, L.L.C.[16]
O'Connor Fund of Funds: Equity Opportunity LLC
O'Connor Fund of Funds: Event LLC
O'Connor Fund of Funds: Long/Short Equity Strategies LLC
UBS Multi-Strat Fund, L.L.C.
O'Connor Fund of Funds: Technology LLC
O'Connor Fund of Funds: Multi-Strategy

Part 1-B

Funds for Which the UBS Alternative Managers Provide Investment Management Services

UBS Eucalyptus Fund, L.L.C.
UBS Juniper Crossover Fund, L.L.C.
UBS Willow Fund, L.L.C.

---

[16]   Currently in liquidation.

Part 2

Funds for Which UBS Global AM Americas Provides Investment Management Services

As Primary Investment Adviser:

UBS Cashfund Inc.
UBS Managed Municipal Trust
     UBS RMA New York Municipal Money Fund
     UBS RMA California Municipal Money Fund
UBS Municipal Money Market Series
     UBS RMA New Jersey Municipal Money Fund
UBS RMA Money Fund Inc.
     UBS RMA Money Market Portfolio
     UBS RMA U.S. Government Portfolio
     UBS Retirement Money Fund
UBS RMA Tax-Free Fund Inc.
Fort Dearborn Income Securities Inc.
Global High Income Fund Inc.
Managed High Yield Plus Fund Inc.
Strategic Global Income Fund, Inc.
UBS Funds
     UBS U.S. Large Cap Value Equity Fund
     UBS U.S. Small Cap Equity Fund
     UBS U.S. Small Cap Growth Fund
     UBS U.S. Real Estate Equity Fund
     UBS Emerging Markets Debt Fund
     UBS Emerging Markets Equity Fund
     UBS Global Allocation Fund
     UBS Global Equity Fund
     UBS Global Bond Fund
     UBS U.S. Large Cap Equity Fund
     UBS High Yield Fund
     UBS International Equity Fund
     UBS Dynamic Alpha Fund
     UBS Absolute Return Bond Fund
     UBS U.S. Equity Alpha Fund
     UBS Global Frontier Fund
     UBS Core Plus Bond Fund
     UBS Market Neutral Multi-Strategy Fund
     UBS Fixed Income Opportunities Fund
UBS Investment Trust
     UBS U.S. Allocation Fund
UBS Master Series, Inc.
     UBS Money Market Fund
UBS Money Series

UBS Liquid Assets Fund
UBS Cash Reserves Fund
UBS Select Prime Institutional Fund
UBS Select Treasury Institutional Fund
UBS Select Tax-Free Institutional Fund
UBS Select Prime Preferred Fund
UBS Select Treasury Preferred Fund
UBS Select Tax-Free Preferred Fund
UBS Select Prime Investor Fund
UBS Select Treasury Investor Fund
UBS Select Tax-Free Investor Fund
UBS Select Prime Capital Fund
UBS Select Treasury Capital Fund
UBS Select Tax-Free Capital Fund

UBS PACE Select Advisors Trust*
UBS Relationship Funds

UBS Global Securities Relationship Fund
UBS Emerging Markets Equity Completion Relationship Fund
UBS Emerging Markets Equity Relationship Fund
UBS Global Equity Relationship Fund
UBS International Equity Relationship Fund
UBS Large Cap Select Equity Relationship Fund
UBS Small Cap Equity Relationship Fund
UBS U.S. Equity Alpha Relationship Fund
UBS U.S. Equity Alpha Value Relationship Fund
UBS U.S. Large Cap Equity Relationship Fund
UBS U.S. Large Cap Select Growth Equity Relationship Fund
UBS U.S. Large Cap Value Equity Relationship Fund
UBS Absolute Return Bond Relationship Fund
UBS Absolute Return Investment Grade Bond Relationship Fund
UBS Emerging Markets Debt Relationship Fund
UBS Enhanced Yield Relationship Fund
UBS Global (ex-US) Bond Relationship Fund
UBS High Yield Relationship Fund
UBS Opportunistic Emerging Markets Debt Relationship Fund
UBS Opportunistic High Yield Relationship Fund
UBS Opportunistic Loan Relationship Fund
UBS Short Duration Relationship Fund
UBS Cash Management Prime Relationship Fund
UBS Core Bond Relationship Fund
UBS Global Corporate Bond Relationship Fund
UBS Credit Bond Relationship Fund
UBS Global (Ex-US) All Cap Growth Relationship Fund
UBS Core Plus Bond Relationship Fund
UBS U.S. Securitized Mortgage Relationship Fund
UBS U.S. Treasury Inflation Protected Securities Relationship Fund

SMA Relationship Trust
> *Series M*
> *Series T*
> *Series A*
> *Series G*
> *Series S*

Master Trust
> *Prime Master Fund*
> *Treasury Master Fund*
> *Tax-Free Master Fund*

As Sub-Adviser:

EQ Advisors Trust
> *EQ/UBS Growth and Income Portfolio*

GuideStone Funds
> *GuideStone Funds International Equity Fund*

ING Partners, Inc.
> *ING UBS US Large Cap Equity Portfolio*

John Hancock Trust
> *JHT Large Cap Trust*

John Hancock Funds II
> *JHF II Large Cap Fund*

Laudus Trust
> *Laudus Growth Investors U.S. Large Cap Growth Fund*

MFS Series Trust XIII
> *MFS Diversified Target Return Fund*

Northern Funds
> *Northern Multi-Manager International Equity Fund*

Pacific Life Funds
> *PL Large-Cap Growth Fund*

Pacific Select Fund
> *Large-Cap Growth Portfolio*

Principal Fund, Inc.
> *Principal Fund, Inc. LargeCap Value Fund I*

Russell Investment Company
> *Russell Emerging Markets Fund*
> *Russell International Developed Markets Fund*

SEI Institutional International Trust
> *International Fixed Income Fund*

Transamerica Funds
> *Transamerica UBS Large Cap Value Portfolio*

USAA Mutual Funds Trust
> *USAA Growth & Income Fund*

Wilshire Mutual Funds Inc.
> *Wilshire Large Cap Core 130/30 Fund*

* Certain of the series of this trust are sub-advised by one or more sub-advisers. No sub-adviser is affiliated with UBS Global AM US or UBS Global AM Americas.

Annex A

Part 3

Funds for which UBS Global AM US Serves as Principal Underwriter

UBS Cashfund Inc.
UBS Investment Trust
    UBS U.S. Allocation Fund
UBS Money Series*
UBS Managed Municipal Trust*
UBS Master Series, Inc.
    UBS Money Market Fund
UBS Municipal Money Market Series
    UBS RMA New Jersey Municipal Money Fund
UBS RMA Money Fund, Inc.*
UBS RMA Tax-Free Fund, Inc.
UBS PACE Select Advisors Trust*
UBS Funds*
SMA Relationship Trust*

*   This Fund has multiple series or portfolios. UBS Global AM US serves as principal underwriter for all series or portfolios of the Fund.